Exhibit 99.1

Solarfun and Schüco Enter Into 47 MW Sales Contract

SHANGHAI, China--(BUSINESS WIRE)--Solarfun Power Holdings Co., Ltd. (NASDAQ: SOLF), an established manufacturer of photovoltaic (“PV”) cells, modules and ingots in China, today announced that one of its wholly owned subsidiaries has entered into a 47.0 MW sales contract with Schüco International KG (“Schüco”), a leading PV system provider in Europe.

Under the terms of the agreement, Solarfun has agreed to supply a total of 47.0 MW of PV modules to Schüco at a fixed price to be delivered according to a binding delivery schedule from December 2008 to October 2009. The PV modules are intended to be installed in major projects in south-east Europe and the Middle-East.

Harold Hoskens, Chief Executive Officer of Solarfun, commented, "This is our largest project contract to date and we are happy to have signed it with Schüco. Schüco is a leading PV system provider in Europe and is recognized as an important player in the growing PV market. We look forward to further developing our relationship with them. We are also particularly happy to partner on this project since it gives us the opportunity to diversify our business outside of the more established markets in Europe and introduce our PV modules in significant quantities to south-east Europe and the Middle East, which we believe will be key markets for solar energy in the near future.”

About Solarfun

Solarfun Power Holdings Co., Ltd. manufactures ingots and PV cells and modules in China. The Company produces both monocrystalline and multicrystalline silicon cells and modules, and manufactures 100% of its modules with in-house produced PV cells. The Company sells its products both through third-party distributors and directly to system integrators. The Company was founded in 2004 and its products have been certified to TUV and UL safety and quality standards.

SOLF-G

http://www.solarfun.com.cn

Safe Harbor Statement

This announcement contains forward-looking statements, such as the Company’s polysilicon supply expectations for 2008 and 2009. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Solarfun does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACT:
Solarfun Power Holdings Co., Ltd.
Paul Combs, 86 21-6393-8206
V.P. Strategic Planning
Mobile: 86 138 1612 2768
IR@solarfun.com.cn
or
Christensen
Peter Homstad, 480 614 3026
phomstad@ChristensenIR.com
or
Roger Hu, 852 2117 0861
rhu@ChristensenIR.com